SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

During the month of September, 2011, the percentage of shares in the Merk Asian Currency Fund (the “Fund”) registered to Charles Schwab & Co., Inc. fell to 23.5% of the Fund and thus no longer controlled the Fund as of that date.